Susan S. Whaley
Assistant Secretary
and Associate General Counsel
Legal Division

The Procter & Gamble Company
299 East Sixth Street
Cincinnati, OH 45202-3315
(513) 983-7695 phone
(513) 983-2611 fax
whaley.ss@pg.com
www.pg.com

November 7, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:    John Cash
Accounting Branch Chief

Re:      The Procter & Gamble Company
      Form 10-K for the Fiscal Year Ended June 30, 2011
            Filed August 10, 2011
            File No. 1-434

Dear Mr. Cash:

We received the comments on The Procter & Gamble Company’s Form 10-K provided by the staff of the Securities & Exchange Commission in your letter to the Company dated October 25, 2011 and plan to file a response by November 22, 2011.  Please contact me at (513) 983-7695 if you have any questions.

Sincerely,

/s/ Susan S. Whaley
Susan S. Whaley
Associate General Counsel & Assistant Secretary

Cc: Mick Homan, Vice President, Corporate Accounting